14007155

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 26 2014
WASH, D.C.
191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2013 and 2012

(with supplemental information)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Table of Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Olin Corporation Contributing Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EISNERAMPER LLP

Iselin, New Jersey
June 24, 2014

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31,

		2013		2012
ASSETS				
Investments, at fair value				
Company stock	$	**86,377,739**	$	76,667,027
Mutual funds		**399,311,505**		235,466,414
Common/collective trusts		**53,137,010**		148,823,789
Self-directed brokerage		**11,823,774**		9,130,864
		550,650,028		470,088,094
Notes receivable from participants		**6,654,099**		8,281,186
Net assets available for benefits at fair value		**557,304,127**		478,369,280
Adjustment from fair value to contract value for fully benefit-responsive investment contract		**-**		(4,388,270)
Net assets available for benefits	**$**	**557,304,127**	$	473,981,010

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,

	2013	2012
Additions to (deductions from) net assets attributed to:		
Investment income:		
Dividends and interest	$ 16,076,031	$ 10,285,877
Net realized/unrealized appreciation in fair value of investments	81,517,227	41,571,448
	97,593,258	51,857,325
Interest on notes receivable from participants	230,546	295,814
Contributions:		
Participant	16,067,423	15,169,793
Employer	20,304,216	19,203,831
Rollovers	726,800	781,401
	37,098,439	35,155,025
Total additions	134,922,243	87,308,164
Administrative expenses	(670,133)	(447,269)
Benefits paid to participants	(50,928,993)	(43,345,194)
Total deductions	(51,599,126)	(43,792,463)
Net increase	83,323,117	43,515,701
Net assets available for benefits – beginning of year	473,981,010	430,465,309
Net assets available for benefits – end of year	$ 557,304,127	$ 473,981,010

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit- responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has invested in investment contracts through a common collective trust.

For the year ended December 31, 2012, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value and the statement of changes in net assets available for benefits as of December 31, 2012, is prepared on a contract-value basis.

On December 9, 2013, the trustee for the common collective trust with fully benefit-responsive investment contracts announced that the fund would be terminated on June 30, 2014. The trustee also confirmed that the investment contracts held in the fund were terminated and proceeds invested in a short term investment fund on December 9, 2013. Therefore, the Plan did not have any fully benefit responsive investment contracts as of December 31, 2013.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note (l)(d).)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(1) Summary of Significant Accounting Policies (Continued)

(d) Fair Value of Financial Instruments

The Financial Accounting Standard Board's ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 - Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the periods ended December 31, 2013 and December 31, 2012.

With the exception of the American Beacon Fund, the Artio International Equity Fund and the Artisan International Equity Fund, shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year. Mutual funds held by the Plan are deemed to be actively traded.

The American Beacon, the Artio International and Artisan International Funds are valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan. The American Beacon and Artio International Funds were eliminated from the CEOP investment fund line up on December 13, 2013 and April 11, 2013, respectively. The Artisan International Fund was added to the fund line up available effective April 12, 2013.

(1) Summary of Significant Accounting Policies (Continued)

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Certain common collective trusts are valued at the Net Asset Value ("NAV") of units of the trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. The objective of these index funds is to provide investment results similar to the overall common stocks included in the index. Participant transactions (purchases and sales) may occur daily. For all plan-related activity, at least 30 days' notice is required.

One of the investments available is a common collective trust that invests primarily in stable value assets. This common collective trust is valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan. At December 31, 2012, it was comprised of "Investment Contracts," entered into with insurance companies or financial institutions. Investment contracts may be "traditional" (backed by an insurance company's general account), or "synthetic" (backed by either direct or indirect ownership in high quality, marketable fixed-income securities). The funds' investments are managed to strive for credited rates that move generally in the direction of prevailing market rates.

The trust has a plan level withdrawal restriction of 12 months from when the plan gives notice; however, the trustee may grant a withdrawal earlier than 12 months if there are sufficient cash assets in the fund to satisfy the withdrawal and if the trustee determines, in its absolute discretion, that the withdrawal is not detrimental to the best interests of the fund. Participant initiated withdrawals for benefit payments and transfers into noncompeting funds are made no later than 30 days after notice to the trustee. Participant initiated transfers into competing funds are also subject to the 30-day notice, and in addition, such transfers shall initially be made into an investment that does not compete with the fund for a period of at least 90 days.

On December 9, 2013, the Plan received "Notice of Termination of Northern Trust Stable Value Asset Fund Collective Trust" (the "Fund") advising that Northern Trust had decided to terminate and liquidate the Fund no later than June 30, 2014.

The trustee also confirmed that the investment contracts held in the fund were terminated and proceeds invested in a short term investment fund on December 9, 2013. Therefore, the Plan did not have any fully benefit responsive investment contracts as of December 31, 2013.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and precluding transfers out of and into the fund within a minimum number of days. The mutual funds also monitor transaction data reported by ING in compliance with SEC Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self Directed Brokerage Account investments) according to the Plan provisions, any money transferred out cannot be transferred back into the original fund for seven calendar days.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ -	$11,966,300	$ -	$11,966,300
Fixed income funds	352,778,078	-	-	352,778,078
Bond funds	8,821,708	-	-	8,821,708
Flexible allocation	6,874,456	-	-	6,874,456
Small/midcap fund	15,487,314	-	-	15,487,314
World allocation	3,383,649	-	-	3,383,649
Total Mutual Funds	387,345,205	11,966,300	-	399,311,505
Common Collective Trusts				
Index funds	-	25,558,519	-	25,558,519
Stable value fund	-	27,578,491	-	27,578,491
Total Common Collective Trusts	-	53,137,010	-	53,137,010
Common Stock				
Olin Corp common stock	86,377,739	-	-	86,377,739
Total Common Stock	86,377,739	-	-	86,377,739
Self-directed investments				
Self-directed investments	11,823,774	-	-	11,823,774
Total Self-directed investments	11,823,774	-	-	11,823,774
Total investments, at fair value	$485,546,718	$65,103,310	$ -	$550,650,028

(1) Summary of Significant Accounting Policies (Continued)

Assets at Fair Value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 14,232,423	$ 14,569,592	$ -	$ 28,802,015
Fixed income funds	107,048,202	-	-	107,048,202
Total return fund	64,765,870	-	-	64,765,870
Large cap fund	-	11,329,811	-	11,329,811
Mid cap fund	7,719,442	-	-	7,719,442
Small cap fund	15,801,074	-	-	15,801,074
Total Mutual Funds	209,567,011	25,899,403	-	235,466,414
Common Collective Trusts				
Index funds	-	71,297,677	-	71,297,677
Stable value fund	-	77,526,112	-	77,526,112
Total Common Collective Trusts	-	148,823,789	-	148,823,789
Common Stock				
Olin Corp common stock	76,667,027	-	-	76,667,027
Total Common Stock	76,667,027	-	-	76,667,027
Self-directed investments				
Self-directed investments	9,130,864	-	-	9,130,864
Total Self-directed investments	9,130,864	-		9,130,864
Total investments, at fair value	$ 295,364,902	$ 174,723,192	$ -	$ 470,088,094

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3.

(1) Summary of Significant Accounting Policies (Continued)

(e) Payment of Benefits

Benefit payments are recorded when paid.

(f) Administrative Expenses

Participant accounts were charged $217,635 and $180,450 for redemption fees, loan fees, distribution fees and for financial advice services for the years ended December 31, 2013 and 2012, respectively.

Additionally, expenses such as trust fees, auditing fees, legal fees and miscellaneous administrative expenses paid by the Plan through the Plan Expense Reimbursement Account ("PERA")/ERISA expense account during the years ended December 31, 2013 and 2012 were $452,498 and $266,819, respectively.

Any expenses not paid by the Plan are paid by the Plan sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(g) Trust Fund Management

ING National Trust ("ING National") is the Plan trustee. Under the terms of the trust agreement with ING National, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under ING National, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant's account.

(h) Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity, and thus are not separately identifiable as an expense.

(2) Description of Plan

The Olin Corporation ("Olin", "Employer" or "Company") Contributing Employee Ownership Plan (the "Plan" or "CEOP") operates as an employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) *Eligibility and Contributions*

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement, which provides for participation in the Plan and is actively employed, being paid by the Employer and is either performing services in the United States, or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% of eligible pay for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Participants may elect to opt out of the Plan or select a lower or higher contribution rate.

The IRC's total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $17,500 for 2013 and $17,000 for 2012. The amount of tax-deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"). Catch-up contributions are additional, tax-deferred contributions that eligible participants are permitted to make in excess of the IRS tax-deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Employer contributions, unless the sum of the employee's regular contribution percentage and catch-up contribution percentage is less than 6%.

The Employer matching contribution percentage is determined annually by the Company.

For 2013 and 2012, for hourly employees employed at the Company's facility located in Oxford, MS, the Employer matching contribution was 50% of the employee contributions up to 3% of pay contributed to the Plan.

For all other employees, the Employer matching contribution rate was 50% of employee contributions up to 6% of pay.

(2) Description of Plan (Continued)

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employee's contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant's 65th birthday.

(b) *Participant's Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, which have been reduced for administrative expenses. The benefit to which a participant is entitled is the participant's vested account.

(c) *Olin Common Stock Fund*

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers are limited only by the Plan imposed restriction that any money transferred out cannot be transferred back into the original fund for seven calendar days.

(d) *Vesting and Payment of Benefit Provisions*

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. In general, the Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of Service	**Percentage Vested**
2	25%
3	50%
4	75%
5	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant's life expectancy exceeds fifteen years, the life expectancy of the participant.

The Company elected to continue to incorporate certain provisions into the CEOP, so that the CEOP was a "safe harbor" plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of Retirement Contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

(2) Description of Plan (Continued)

All distributions shall be paid in cash; however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(e) *Notes Receivable from Participants*

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested account balance as of the valuation date coincident with or immediately preceding the date of the loan.

Prior to August 15, 2012, employees were permitted to have up to five outstanding loans at any time. Effective August 15, 2012, only one loan at any given time is permitted under the CEOP. Employees who, as of August 14, 2012, had one or more loans under the CEOP are permitted to maintain such loans after such date and continue to repay the loans under their existing terms. However, for these participants, after August 14, 2012, no other loans are permitted under the CEOP until all the current outstanding loans have been repaid.

The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan's financial statements. The term of a loan may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.50% in 2013 and 2012. The interest rate on new loans was 3.25% in 2013 and 2012. Delinquent notes receivable from participants are re-classed as distributions based upon the terms of the Plan document.

(f) *Plan Termination*

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(g) *Recordkeeper*

ING Institutional Plan Services, LLC is the recordkeeper for the Plan.

(2) Description of Plan (Continued)

(h) Custodians

ING National is the custodian for the majority of the Plan's investments while certain investments are in the custody of State Street Bank and Trust.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions were used to reduce the Employer's current cash contributions by $450,917 and $695,611 in the Plan years ended December 31, 2013 and 2012, respectively. Forfeitures that were available as of December 31, 2013 and 2012 amounted to $357,121 and $148,865, respectively.

(4) Investments

The Plan's investments, which exceeded 5% of net assets available for Plan benefits as of December 31, 2013 and 2012, are as follows:

Description of investment	**2013**	**2012**
Olin Corporation Common Stock*	$ 86,781,486	$ 77,053,309
T. Rowe Price – Age Based Fund – 2020**	76,487,000	-
T. Rowe Price – Age Based Fund – 2025**	53,802,743	-
T. Rowe Price – Age Based Fund – 2015**	46,243,055	-
T. Rowe Price – Age Based Fund – 2030**	45,085,399	-
T. Rowe Price – Age Based Retirement Income Fund**	32,247,382	-
T. Rowe Price – Age Based Fund – 2010**	31,457,657	-
PIMCO Total Return Fund***	-	64,765,870
NT Stable Asset Fund	-	73,137,842
NT S & P 500 Index Fund****	-	48,188,474

*Includes shares of Olin Corporation Common Stock held by participants through direct investment valued at $86,377,739 and $76,667,027 in the Olin Common Stock Fund and shares held in the Self Directed Brokerage Account valued at $403,747 and $386,282 on December 31, 2013 and 2012, respectively.

**The value of this fund did not exceed 5% of the net assets available for Plan benefits as of December 31, 2012.

***This fund was removed from the fund line up on December 31, 2013.

****The value of this fund did not exceed 5% of the net assets available for Plan benefits as of December 31, 2013.

(4) Investments (Continued)

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012
Common stock	$23,675,746	$ 7,671,925
Mutual funds	32,183,942	21,128,745
Common/Collective trusts	24,477,952	12,072,361
Self-directed brokerage	1,179,587	698,417
	$81,517,227	$ 41,571,448

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2013 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal. However; the Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the IRC.

On February 1, 2010, the Plan applied for a new determination letter to the Internal Revenue Service. The Internal Revenue Service acknowledged receipt of the request in a letter to the Plan administrator dated February 24, 2010. The Internal Revenue Services asked for additional documentation which was provided on March 4, 2014, but has not been in contact with the Plan since that date.

(6) Tax Status (Continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31 2013, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7) Related Party/Party-in-Interest Transactions

Olin common stock is an investment option under the Plan, and as such, transactions involving the Olin Common Stock Fund qualify as party in interest transactions. The Olin Common Stock Fund is managed by State Street. State Street and ING National are custodians of the Plan assets and ING US is the Plan recordkeeper. During the years ended December 31, 2013 and December 31, 2012 fees paid to ING National and ING US totaled $552,922 and $457,968, respectively. Recordkeeping fees included in these totals were $518,558 for the year ended December 31, 2013 and $417,288 for the year ended December 31, 2012. The recordkeeping fees are deducted prior to the allocation of excess investment revenue to the PERA. Total fees paid to State Street for the years ended December 31, 2013 and December 31, 2012 were $130,568 and $101,149, respectively.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2013, to Form 5500:

Total investment income per the financial statements	$ 97,593,258
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	
2013	-
2012	(4,388,270)
Total investment income per Form 5500	$ 93,204,988

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012, to Form 5500:

Net assets available for benefits per the financial statements	$ 473,981,010
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,388,270
Net assets available for benefits per the Form 5500	$ 478,369, 280

(8) Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2012, to Form 5500:

Total investment income per the financial statements	$ 51,857,325
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	
2012	4,388,270
2011	(3,522,060)
Total investment income per Form 5500	$ 52,723,535

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
EIN 13-1872319, Plan No. 032
December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value		(e) Current value
	Common Stock:			
*	Olin Corporation	Olin Corporation Common Stock	2,993,945 shares	$86,377,739
	Common Collective Trusts			
	Northern Trust Global Investments	NT Stable Asset Fund	2,114,186 units	27,578,491
	Northern Trust Global Investments	NT S&P 500 Index Fund	150,894 units	25,558,519
	Mutual Funds:			
	PIMCO	All Asset Fund	569,077 shares	6,874,456
	Artisan	International Value Fund	349,815 units	11,966,300
	Eaton Vance	Small/Mid Cap Fund	627,270 units	15,487,314
	GMO	Absolute Return Strategy Fund	319,816 shares	3,383,649
	MetWest	Total Return Bond Fund	542,145 shares	5,719,626
	Templeton	Global Fund	236,981 shares	3,102,082
	T. Rowe Price	Age Based Retirement Income Fund	2,181,826 shares	32,247,382
	T. Rowe Price	Age Based Retirement Income Fund – 2010	1,765,301 shares	31,457,657
	T. Rowe Price	Age Based Retirement Income Fund - 2015	3,229,264 shares	46,243,055
	T. Rowe Price	Age Based Retirement Income Fund - 2020	3,751,202 shares	76,487,000
	T. Rowe Price	Age Based Retirement Income Fund - 2025	3,498,228 shares	53,802,743
	T. Rowe Price	Age Based Retirement Income Fund – 2030	1,994,929 shares	45,085,399
	T. Rowe Price	Age Based Retirement Income Fund – 2035	1,672,687shares	27,231,337
	T. Rowe Price	Age Based Retirement Income Fund - 2040	800,139 shares	18,731,245
	T. Rowe Price	Age Based Retirement Income Fund - 2045	779,685 shares	12,170,889
	T. Rowe Price	Age Based Retirement Income Fund - 2050	519,013 shares	6,778,308
	T. Rowe Price	Age Based Retirement Income Fund – 2055	196,680 shares	2,543,063
*	State Street Global Advisors	Self-Directed Brokerage Investment		11,823,774
				$550,650,028
	Notes receivable from participants	3.25% - 9.50%		$ 6,654,099

*Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2014

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

/s/ S. E. Doughty
S. E. Doughty

/s/ D. J. Ennico
D. J. Ennico

/s/ D. M. Frye
D. M. Frye

/s/ J. R. Higdon
J. R. Higdon

/s/ K. L. Opel
K. L. Opel

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of EisnerAmper LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of the Olin Corporation on Form S-8 (No. 333-176432) of our report dated June 24, 2014 on our audits of the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2013 and 2012, and for each of the years in the two year period ended December 31, 2013, which report is included in this Annual Report on Form 11-K to be filed on or about June 24, 2014.

/s/ EISNERAMPER LLP

Iselin, New Jersey
June 24, 2014